

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2017

David Moss
Chief Financial Officer
INmune Bio Inc.
1224 Prospect Street, Suite 150
La Jolla, California 92037

>   **Re: INmune Bio Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 1, 2017**
>   **CIK No. 0001711754**

Dear Mr. Moss:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise your cover page to provide bona fide pricing information as required by Item 501 of Regulation S-K.

2. Please clarify on the prospectus cover page and elsewhere as applicable whether any sales in the secondary offering will occur prior to the closing of the shares to be sold in your initial public offering. If the two offerings will be concurrent, please add a risk

David Moss
INmune Bio Inc.
December 30, 2017
Page 2

       factor addressing the possibility that the secondary offering could hinder your ability to raise funds in your best efforts primary offering.

3.   Please limit your cover page to one page. See Item 501(b) of Regulation S-K.

4.   Where you state your intention to apply for listing on a national exchange or marketplace, please revise to state that you will not apply until after effectiveness of the registration statement, and that obtaining a listing is not a condition to the offering.

Prospectus Summary, page 1

5.   Please explain what INMB and DC stand for and what you mean by NK/DC crosstalk in this section.

6.   It appears that you have not commenced any clinical trials for any of your product candidates. Please revise your product pipeline table on page 9 to better illustrate the current status of development of your product candidates and to disclose the indications you are pursuing as well as your anticipated development timelines.

7.   Please revise the product pipeline table on page 9 to eliminate any duplication that may cause confusion. If you have only two product candidates, there should only be two rows identifying those candidates in the table. We note your disclosure on page 16 that you are currently focused on the development of a single product candidate, INKmune. If that is correct, please revise the table and the prospectus accordingly.

8.   Please disclose in the Summary whether you have any active INDs related to INKmune or INB03 and disclose the status of any such IND. Please also disclose in the Business section the date of filing for each IND, the sponsor, and the subject matter. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

9.   Given the early stage of development of your product candidates, please revise to eliminate disclosure suggesting that they may be "safer, easier to execute and more effective than currently available treatments." As available treatments may have been approved by the FDA or similar regulatory agencies, the basis for this belief is unclear. In addition, this disclosure suggests that it may be likely that your candidates will be approved by the FDA or other agencies.

Forward-Looking Statements, page 7

10.   Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

JOBS Act, page 10

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

12.   Based on the disclosure on the cover page, it appears that you have elected to use the transition period for complying with new or revised accounting standards. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Summary of the Offering, page 11

13.   We note your disclosure under the escrow and subscription procedures headings in this section and elsewhere in the prospectus concerning the purchase of common stock and warrants by investors. As you are only offering investors common stock, please revise accordingly.

Risk Factors, page 13

14.   Given that you intend to conduct a primary and a secondary offering and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the offering price in your best efforts offering.

Use of Proceeds, page 36

15.   We note your disclosure of the intended uses of proceeds. Please disclose the approximate amount intended to be used for each such purpose as required by Item 504 of Regulation S-K. Please also indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K. Please also make conforming changes throughout the prospectus as applicable.

16.   If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Dilution, page 38

17.   Please tell us how the net tangible book value of $1,328,080 was calculated.

18.   You disclose that the assumed public offering price is $1.50 but elsewhere in the document the assumed public offering price is blank. Please confirm whether $1.50 is the assumed public offering price.

Business, page 39

19.   Please discuss any completed or ongoing clinical and pre-clinical trials for your product candidates. The descriptions of your trials should include when they began, where they are being conducted, the number of participants, the method by which your products are administered, serious adverse effects, and primary and secondary endpoints. To the extent you have completed any trials, your discussion should describe your results.

20.   Please expand the disclosure in this section to discuss your manufacturing business referenced on page 64 and provide the disclosure required by Item 101(h)(4) of Regulation S-K.

INKmune: Our NK cell Directed Product Candidate, page 42

21.   We note your disclosure in this section about the potential effects of INKmune such as converting a resting NK cell into a tumor primed NK cell. As you have not demonstrated the efficacy of your product candidate yet, please revise these statements to indicate that they are your beliefs.

22.   It appears from your description that further activation of "tumor primed NK cells" will be necessary to kill cancer cells after INKmune is administered. Please revise here and in the Prospectus Summary to clarify that your candidate is designed to work in conjunction with other therapies and is not designed to kill cancer cells itself. If true, state that you have not yet identified the product(s) to be used in combination with your candidates in clinical trials. Provide similar clarification with respect to your INB03 candidate in the Prospectus Summary.

Intellectual Property, page 47

23.   Please revise the table on page 47 to disclose the specific products, product groups and technologies to which each patent in the table relates, whether the patents are owned or licensed from third parties, the type of patent protection, such as composition of matter, use or process, and the patent expiration dates. Please also explain what jurisdictions are covered by PCT in the last column in the table.

24.   Please explain what EMA MA stands for on page 48.

25.   We note your disclosure in this section regarding an exclusive license agreement with INmune Ventures, LLC, an assignment and assumption agreement with Immune Ventures LLC regarding an exclusive license agreement with the University of Pittsburgh, a license agreement with Xencor, Inc., a voting agreement with Xencor and a joint development agreement with Novamune, Inc. Please file these agreements as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

INKmune License Agreement, page 48

26.   Please disclose the nature and scope of the intellectual property transferred in the license agreement with INmune Ventures, LLC, the duration of the agreement, the royalty term and the termination provisions.

27.   We note your disclosure that the royalty term for the Xencor license agreement ends on the date that is the later of (a) the expiration of the last to expire valid claim covering such Licensed Product in such country or (b) ten years following the first sale to a third party of the licensed product in such country. Please define the capitalized term Licensed Product and revise to provide details regarding what a valid claim would be. Please also disclose the duration of this agreement and any termination provisions. Finally, please revise to disclose the omitted terms from the last paragraph on page 48 regarding the shares issued and the warrant exercise price.

INKmune Research and Development , page 49

28.   Please disclose the duration of the joint development agreement with Novamune, Inc. and any termination provisions.

Our Innate Immune System Check-point inhibitor product candidate, page 50

29.   We note your reference to data published in a peer reviewed journal in 2016. Please disclose the name of the journal and the article in this section.

30.   We note your reference to animal models of inflammatory cancer. Please provide more details regarding these models, including who developed them and when.

Government Regulation, page 52

31.   We note your disclosure on page 43 that you plan to submit a CTA to MHRA in the first quarter of 2018 to support your ovarian cancer Phase I/II trial in the UK and on page 50 that you plan to perform Phase I and Phase II trials with INB03 in Australia under the regulatory authority of the TGA. Please briefly describe how the drug approval process works in these jurisdictions. Please also disclose what CTA and TGA stand for in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

32.   Please include a discussion of liquidity and capital resources as required by Item 303 of Regulation S-K.

Fair Value of Financial Instruments, page 63

33.   The amount of the derivative warrant liability at September 30, 2017 is disclosed as XXX million. You disclose on page 101 that the warrants issued during 2017 were recorded as additional paid in capital. Please clarify whether you had any derivative warrant liabilities as of September 30, 2017.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 64

34.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Licensing and Collaboration Agreements, page 64

35.   Please disclose the duration of your agreement with the Anthony Nolan Cord Blood Bank, the royalty term, any termination provisions and what the rights and obligations are of both parties under the agreement. Please file this agreement as an exhibit to the registration statement or tell us why you believe that you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Comparison of the nine months ended September 30, 2017 and September 30, 2016, page 65

36.   Please revise the line item 'Operating Expenses' to 'General and administrative' and revise the line item 'Net and comprehensive loss' to 'Net Loss' to be consistent with the statement of operations. Please expand your disclosures to explain the reason for the increase in general and administrative expense. In addition, include an explanation for the increase in Other Income.

Management, page 66

37.   Please disclose what SAB stands for in Mr. Lowdell's biography. Please describe Mr. Moss's role in taking Tonix Pharmaceuticals public and disclose when that occurred. Please also provide the years when Mr. Moss was Managing Director, Corporate Finance

and Managing Partner and the names of the New York based securities firm and Seattle based venture capital firm. Refer to Item 401(e)(1) of Regulation S-K.

38.   Please describe the arrangement or understanding pursuant to which Mr. Baracchini was selected to serve as a director. Refer to Item 404(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 74

39.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Novamune, Inc.

40.   Please revise the table to reflect Xencor, Inc. as a greater than 5% shareholder.

Certain Relationships and Related Transactions, page 75

41.   We note your disclosure that there have been no transactions or proposed transactions since the formation of the company, which have materially affected or will materially affect the company in which any director, executive officer or beneficial holder of more than 5% of our outstanding common or preferred stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as discussed in this section. Please note that Item 404(d) of Regulation S-K requires that smaller reporting companies disclose related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years. Please revise or advise. Please also refer to Instruction 1 to Item 404 of Regulation S-K.

42.   Please provide disclosure pursuant to Item 404 regarding the license agreement with Xencor reflected on page 92.

Consolidated Financial Statements for the Year Ended December 31, 2016 and from September 25, 2015 (Inception) to December 31, 2015
Note 8 - Commitments and Contingencies, page 91

43.   As it relates to the shares issued (or to be issued after the restriction period ends) as part of the Settlement Agreement, please tell us how you determined that liability classification was appropriate given that your settlement obligation is based on a fixed number of shares at a fixed price. Cite the authoritative literature upon which you relied in making this determination. This comment also applies to the $30,000 stock payable to your law firm for 20,000 shares of common stock at $1.50 per share.

Note 9 - Subsequent Events, page 92

44.   As it relates to the license agreement you entered into on October 3, 2017 with Xencor, Inc., please tell us how you determined it was appropriate to capitalize the fair value of

cash, stock and warrants issued (totaling $16.5 million) as intangible assets, rather than expensing as R&D. In this regard, tell us how you determined that the license(s) acquired had alternative future uses pursuant to ASC 730-10-25-2(c).

Alternate Prospectus Cover Page, page 105

45.   Please provide the fixed price at which the shares being offered by the selling stockholders will be sold until your shares become listed on a national securities exchange or quoted on the OTCBB, OTCQB or OTCQX.

Selling Stockholders, page 109

46.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by BWL Investments Ltd., CTI Holdings, Inc., Galakatos Living Trust, Kinsale SCT Holdings Limited, Lincoln Park Capital Fund, LLC, Malibu Investments Limited, Nicholas Carosi III Revocable Living Trust dated October 3, 1984 and RNE Partners LLC. Please also confirm whether Kenneth M. Sutin has voting and investment control of the shares held by the M.D. Revoc Trust. We note that Lawrence A. Pabst appears in the table twice. Please revise or advise.

General

47.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

48.   Please describe briefly the factors considered in determining the offering price of your common stock in this offering as required by Item 505 of Regulation S-K.

49.   We note that your table of contents references a description of property and a directors and executive officers section yet we are unable to locate such sections. We do note that there is a management section. Also, your table of contents appears to list items out of order and does not contain the page numbers for certain sections. Please revise your table of contents accordingly.

You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David Manno